

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888



05007438

& B /

दिनांक / Date :

FILE NO. 82.4524

;&B/VR/2005/ 1000

15.04.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
183
WASH, D.C. SECTION

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTOR

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/987 dated the 15th April, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Encl. : a/a.

dlw 4/25

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.



भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /

दिनांक / Date :

CO/S&B/VR/2005/987

15.04.2005

Dear Sir,



COMPLIANCE WITH TERMS OF LISTING AGREEMENT

We have to advise that Shri N.S.Sisodia, Director, nominated by the Government of India ceased to be Director on the Bank's Board on his attaining superannuation.

2. Please acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / दिनांक / Date :

CO/S&B/VR/2005/ 963 11.04.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/935 dated the April 11, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO. 82-452

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

No.CO/S&B/VR/2005/935 Date: 11.04.2005

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 31st March, 2005. In this connection, we advise that only the following entities have shareholding more than 1% of our equity.

Details of Shareholding of entities/persons holding more than 1% of the Bank's equity

	No.of Shares held	% of Shares in total equity
Reserve Bank of India	314338700	59.73
Financial Institutions:		
1. Life Insurance Corp. of India	27038380	5.14
Foreign Institutional Investors		
1. Fidelity Management & Research Co A/C Fidelity Investment Trust - Fidelity	6679405	1.27
Others(GDRs)		
1. The Bank of New York (As Depository for GDRs)	41468018	7.88
Total holding FIIs/NRIs/GDRs	104356934	19.83

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. a.a

115

CLAUSE 35 : BOMBAY STOCK EXCHANGE			
REPORTING INSTITUTION		STATE BANK OF INDIA	
FOR THE QUARTER ENDED		31.03.2005	
DATE OF REPORT		04.04.2005	
	Category	SHARES HELD	%to Total
A	Promoter's Holdings		
1	Promoters		
	- Indian Promoters	0	0.00
	- Foreign Promoters	0	0.00
2	Persons acting in Concert	314338700	59.73
	Sub Total	314338700	59.73
B	Non-Promoters Holdings		
3	Institutional Investors		
a	Mutual Funds & UTI	27742978	5.27
b	Banks, Financial Instituions, Insurance Companies(Central/State Govt./Non-govt. Institutions)	32812018	6.23
c	FII's	62627354	11.90
	Sub Total	123182350	23.41
4	Others		
a	Private Corporate Bodies	13107537	2.49
b	Indian Public	33683341	6.40
c	NRIs	259998	0.05
d	OCBs	1564	0.00
e	TRUST's	257370	0.05
f	OTHERS (GDR'S)	41468018	7.88
	Sub Total	88777828	16.87
	Grand-Total	526298878	100.00



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / दिनांक / Date :

CO/S&B/VR/2005/ 986. 13.04.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/960 dated the April 13, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

No.CO/S&B/VR/2005/960 Date: 13.04.2005

Dear Sir,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India(SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 11th April, 2005 issued by M/s Sudit K. Parekh & Co., Chartered Accountants for the quarter ended 31.03.2005, who have conducted Secretarial Audit of the Bank's capital and certified that :

i) The total of the shares held in NSDL, CDSL and in the physical form tally with the issued/paid-up capital.

a) Total equity shares held in physical form	332,450,524
b) Total equity shares held in dematerialized form	193,848,354
TOTAL	**526,298,878**

ii) The Register of Members(RoM) is updated.

iii) There are no changes in Share Capital(due to Rights, Bonus, Preferential Issue, IPO, Buy-Back, Capital Reduction, Amalgamation, De-merger etc) during the quarter ended 31st March, 2005.

iv) During the quarter January to March, 2005, dematerialized requests have been confirmed within 21 days to NSDL/CDSL.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

Chartered Accountants
12A Suleman Chambers, 4 Battery Street, Apollo Bunder, Mumbai 400 039
Tel + 91 22 22821141, 22834187 Fax + 91 22 22024193
E-Mail: admin@skparekh.com

AUDIT REPORT

We have checked the Equity shares issued by State Bank Of India held in physical and dematerialised form as at 31st March 2005.The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Ltd. and dematerialised shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI [Depositories and Participants] Regulations, 1996 are provided as under:

1.	For Quarter ended	:	31st March 2005
2.	ISIN	:	INE062 A01012
3.	Face value	:	Rs.10/-
4.	Name of the Company	:	State Bank Of India
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
6.	Correspondence address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos	:	22883888/22855348
8.	Email address	:	gm.snb@sbimail.co.in
9.	Names of the Stock Exchange where the company's securities are listed	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE.

		Number of shares	% of Total Listed Capital
10.	Issued capital	52,62,98,878	100%
11.	Listed capital (Exchange-wise) (as per company records)	52,62,98,878	100%
12.	Held in dematerialized form in CDSL	4,63,56,115	8.81%
13.	Held in dematerialized form in NSDL	14,74,92,239	28.02%
14.	Physical	33,24,50,524	63.17%
15.	Total no. of shares (12+13+14)	52,62,98,878	
16.	Reasons for difference if any, between (10 & 11) - (10 & 15) (11 & 15)	Not Applicable	

Sudit Parekh
Srikant Jilla
Prakash Hamirwasia
Mehul Shah
Narayan Mehta
Pushkar Bagmar
Manish Shah
Ch Soma Raju
Durgaprasad Khatri

Audit & Tax Division

5th Floor
Oricon House
12, Dubash Marg
Kalaghoda
Mumbai 400 023

Tel
+91 22 5655 0885

Fax
+91 22 5655 0877

E-mail:
admin@
itax.skparekh.com

17. Certifying the details of changes in share capital during the quarter under consideration as per table below:

Particulars	No. of shares	Applied / not applied for listing	Listed on stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

*** Rights, Bonus, preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18. Register of members is updated (Yes / No) If yes updated upto which date : Yes, 31st March, 2005

19. Reference of previous quarter with regards to excess Dematerialised Shares, if any : NIL

20. Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why? : NOT APPLICABLE

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay. Based on test check we have observed that during this quarter all dmat requests have been processed within 21 days. : NOT APPLICABLE

Total no. of demat requests confirmed after 21 days		No. of requests	No. of shares	Reasons for delay
Pending for more than 21 days		NOT APPLICABLE	NOT APPLICABLE	NOT APPLICABLE

22. Name, Telephone & Fax No. of the Compliance Officer of the Co. : Mr. C.R.Radhakrishnan
CGM Accounts & Compliance
Tel.No.22883888

23. Name, Address, Tel. & Fax No., Registration No. of the certifying CA/CS : M/s Sudit K. Parekh & Co.
5th Floor
Oricon House,
12, Dubash Marg,
Kalaghoda,
Mumbai 400 023.
Tel. No. 56550885/56550893.
Fax No. 5655 0877.
Reg. No. 110512W

24.	Appointment of common agency for share registry work	If yes, (name and address)	Datamatics Financial Software Services Ltd. Plot No.A-16 & A-17, Part B Cross Lane, MIDC Marol, Andheri (E), Mumbai-400093.
25.	Any other details that the CA/CS may like to provide (e.g. BIFR Company, delisting from SE)	NIL	

For **SUDIT K. PAREKH & CO.**
Chartered Accountants




SUDIT K. PAREKH & CO.
C.AS.
MUMBAI

(D. S. KHATRI)
Partner
M. No. 16316
Mumbai; dated: 11th April, 2005